Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 4 DATED NOVEMBER 13, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our net asset value per share as of September 30, 2024;
●	Update our description of common shares; and
●	Update our plan of operation.

Net Asset Value Per Share as of September 30, 2024

On November 13, 2024, our board of managers determined that our net asset value (“NAV”) per share is $8.24 as of September 30, 2024. This NAV per share will be effective until updated by us on or about December 31, 2024, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of September 30, 2024 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2024.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective November 13, 2024, the offering price per share is $8.24, our NAV per share as of September 30, 2024.

Description of Our Common Shares

The following table supplements the section of our Offering Circular captioned “Description of Our Common Shares – Components of NAV”:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	September 30, 2024	June 30, 2024
ASSETS:
Real estate investments, at fair value	$84,625	$92,797
Real estate debt investments, at fair value	6,934	3,617
Marketable securities, at fair value	2,523	2,470
Cash and cash equivalents	4,375	9,025
Interest receivable	107	45
Other assets	16	27
Total assets	$98,580	$107,981

LIABILITIES:
Accounts payable and accrued expenses	$360	$340
Due to related party	138	117
Distributions payable	526	547
Settling subscriptions payable	1,186	1,299
Other liabilities	—	—
Total liabilities	$2,210	$2,303

NET ASSETS
Net assets consist of:
Members’ equity	$77,290	$79,530
Retained earnings	11,075	11,012
Net adjustments to fair value	8,005	15,136
NET ASSETS	$96,370	$105,678
NET ASSET VALUE PER SHARE	$8.24	$9.02

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of November 13, 2024, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $379 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $734 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”